

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2020

Jesus Quintero
Chief Executive Officer
Marijuana Company of America, Inc.
1340 West Valley Parkway
Suite 205
Escondido, CA 92029

> **Re: Marijuana Co of America, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed May 23, 2017**
> **File No. 000-27039**

Dear Mr. Quintero:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Tad Mailander